UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 70-09705
First Amendment To Application on Form U-1

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of company filing this statement and address of
principal executive offices)

Susan M. Beale DTE Energy Company 2000 2nd Avenue Detroit, Michigan 48226-1279 (313) 235-4000 (313) 235-7098 (facsimile)	Robert P. Edwards Clifford S. Sikora R. Michael Sweeney Troutman Sanders 1300 I Street, N.W. Suite 500 East Washington, DC 20005-3314 (202) 274-2950 (202) 274-2994 (facsimile)

            DTE Energy Company (“DTE Energy”) files herewith its first amendment to the foregoing application on Form U-1, solely to make the following additions to the Application:

1.	To add the following sentence at the conclusion of Item 4A:

“On June 29, 2000, the FERC approved the foregoing Federal Power Act application. A true copy of its order is appended hereto as Exhibit D-1.”

2.	To add Exhibit D-1, a true copy of the order of the FERC referenced in

Item 4A, as amended.

3.	To add Exhibit F-1, an opinion of counsel, signed by the undersigned.

Respectfully Submitted,

/s/ Robert P. Edwards, Jr.
Robert P. Edwards, Jr.

Exhibit Index

Exhibit No	Description

99.1	Order of FERC

99.2	Opinion of Troutman Sanders LLP